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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004

                              AETERNA ZENTARIS INC.
                    ------------------------------------------
                    (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F    X
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes       No   X
                                -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ------
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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press release dated November 4, 2004 - AEterna Zentaris Reports Third Quarter 2004 Financial and Operating Results
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                                                        [AETERNA ZENTARIS LOGO]

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5   T 418 852-8525   F 418 852-0881
www.aeternazentaris.com

                                                          PRESS RELEASE
                                                          For immediate release

AETERNA ZENTARIS REPORTS THIRD QUARTER 2004
FINANCIAL AND OPERATING RESULTS

ALL AMOUNTS ARE IN CANADIAN DOLLARS

     o  Consolidated revenues increased 46.6% to $55.4 million

     o  Consolidated operating income of $5.5 million and net loss of $2 million

     o Cetrorelix statistically significant positive Phase II results in benign prostatic hyperplasia

     o Perifosine encouraging Phase II data as a single-agent in soft tissue sarcom

     o License and collaboration agreement with Spectrum Pharmaceuticals (NASDAQ: SPPI) on fourth generation LHRH antagonist D-63153

     o Subsidiary Atrium generated $41 million in sales, an increase of 37%, $6.5 million in operating income, an increase of 66.7%, and $2.8 million in net earnings, an increase of 38.4%

QUEBEC CITY, CANADA, NOVEMBER 4, 2004 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today reported financial and operating results for the third quarter ended September 30, 2004. Consolidated revenues for the third quarter 2004 were $55.4 million, an increase of 46.6% compared with total revenues of $37.8 million for the same period in 2003. Consolidated R&D expenses net of tax credits and grants amounted to $6.6 million in the third quarter of 2004 compared with $9.8 million in the third quarter of 2003.

Consolidated operating income for the third quarter 2004 was $5.5 million, compared with an operating loss of $5.4 million for the third quarter 2003. The Company's consolidated net loss was $2 million for the third quarter of 2004, or $0.04 per share, compared with a net loss of $9.3 million, or $0.20 per share, for the comparable period in 2003. AEterna Zentaris' financial performance for the third quarter of 2004 reflects continuing growth from its subsidiary Atrium, as well as milestone and upfront payments received from its development and commercialization partners related to the advancement of its extensive pharmaceutical product pipeline. Furthermore, the Company benefits from a revenue flow from Cetrotide(R) (cetrorelix), a LHRH antagonist, which is marketed by Serono (NYSE: SRA) for IN VITRO fertilization.

"Our solid results for this quarter have enabled us to reach both our financial and strategic goals," said Gilles Gagnon, AEterna Zentaris President and Chief Executive Officer. "In the biopharmaceutical sector, we continued to move products through the pipeline as we successfully completed our extensive seven Phase II-trial program of cetrorelix in urology and
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                                                        [AETERNA ZENTARIS LOGO]

gynaecology. We are currently planning, with our partner Solvay (Euronext
Bruxelles: SOLB), the last phase of the development for cetrorelix to potentially support a marketing application for the drug. In collaboration with our North American partner, Keryx Biopharmaceuticals (NASDAQ: KERX), we also disclosed encouraging results from a Phase II trial on perifosine as a monotherapy for patients suffering from soft-tissue sarcoma. We now look forward to continue the development of perifosine as a single agent and in combination with chemotherapy and/or radiotherapy as a treatment for different forms of cancer. Finally, our subsidiary, Atrium, has once again delivered an excellent year-over-year growth and performance across all parameters. We believe that we are well positioned to reach both our near and long-term goals," concluded Mr. Gagnon.

Dennis Turpin, AEterna Zentaris Vice President and CFO, added, "With our cash and short-term position remaining strong at $63 million, the Company is well positioned to carry out its business plan."

ATRIUM BIOTECHNOLOGIES THIRD QUARTER 2004 RESULTS

During the third quarter of 2004, sales for Atrium, AEterna Zentaris' 60%-owned subsidiary, were $41 million, an increase of 37% compared with $29.9 million in sales for the comparable period in 2003. Operating income was $6.5 million during the quarter, compared with $3.9 million for the same period in 2003, representing a 66.7% increase. "We achieved our expected growth in this last quarter compared to the same period last year due to solid organic growth combined with the strong contribution from Pure Encapsulations, our most recent acquisition in the United States. Based on these results, we look forward to another strong quarter in 2004," said Luc Dupont, CEO of Atrium Biotechnologies Inc.

THIRD QUARTER 2004 HIGHLIGHTS

>> POSITIVE PHASE II RESULTS FOR CETRORELIX OUR LHRH ANTAGONIST IN BPH - Data from a placebo controlled study involving 250 patients demonstrated a dose-dependent, durable, and statistically significant (p less than 0.001) improvement of clinical symptoms characteristic of Benign Prostatic Hyperplasia (BPH), as well as an excellent safety and tolerability profile. This study successfully completed the extensive seven Phase II-trial program in urology and gynaecology sponsored by our partner Solvay Pharmaceuticals.

>> ENCOURAGING DATA FROM PERIFOSINE OUR FIRST-IN-CLASS ORAL AKT INHIBITOR in a Phase II single agent soft-tissue sarcoma study.

>> LICENSE AND COLLABORATION AGREEMENT WITH SPECTRUM PHARMACEUTICALS on fourth generation LHRH antagonist D-63153, with potential indications in cancer, as well as benign, proliferative disorders.

>> ATRIUM REVENUES OF $41 MILLION, an increase of 37%, operating income of $6.5 million, an increase of 66.7% and $2.8 million in net earnings, an increase of 38.4%.


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                                                        [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS NINE-MONTH CONSOLIDATED FINANCIAL RESULTS

Consolidated revenues for the first nine months of 2004 increased 52.9% to $179.7 million, compared with $117.5 million for the first nine months of 2003. The Company reported a year-to-date 2004 consolidated operating income of $16.3 million, compared with an operating loss of $7.8 million for the comparable prior-year period. Consolidated net loss for the first nine months of 2004 was $3.2 million, or $0.07 per share, compared with a net loss of $18.9 million, or $0.43 per share, for the first nine months of 2003.

ATRIUM NINE-MONTH FINANCIAL RESULTS

For the nine-month period ended September 30, 2004, Atrium sales were $133.8 million compared with $82.9 million in 2003, representing a 61.4% increase. The operating income increased 88.7% to $20 million, compared with $10.6 million for the same period in 2003. Net income increased 100% to $10.4 million, compared with $5.2 million for the same period in 2003.

OUTLOOK 2004 - EARLY 2005

Some of the Company's specific goals for the remainder of 2004 and early 2005 include the following:

>> Initiate additional Phase II trials with perifosine in combination with chemo/radiotherapy

>>   Advance clinical development of cetrorelix with Solvay

>>   Advance one preclinical compound into Phase I in oncology

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Thursday, November 4, to discuss third quarter financial and operating results and to answer questions.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 800-814-4941 from outside Canada.
Individuals interested in listening to the conference call via the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a biopharmaceutical company focused on oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).


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                                                        [AETERNA ZENTARIS LOGO]

AEterna Zentaris also owns 60% of Atrium Biotechnologies Inc., which develops, manufactures and markets active ingredients, specialty fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com          jacques.raymond@aeternazentaris.com

U.S. INVESTOR RELATIONS                     EUROPE
Lippert/Heilshorn & Associates              Matthias Seeber
Kim Golodetz                                +49 69 42602 3425
(212) 838-3777                              matthias.seeber@zentaris.de
kgolodetz@lhai.com

ATTACHMENT: Financial summary


                                                                               4
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                                                        [AETERNA ZENTARIS LOGO]

FINANCIAL SUMMARY
(in thousands of Canadian dollars,
except share and per share data)

                                                               QUARTERS ENDED                   NINE MONTHS ENDED
                                                                SEPTEMBER 30,                      SEPTEMBER 30,
                                                    ----------------------------------------------------------------------
CONSOLIDATED RESULTS                                      2004             2003              2004             2003
Unaudited                                                  $                $                 $                $
----------------------------------------            ----------------------------------------------------------------------
REVENUES                                                       55,418           37,829           179,707          117,517
                                                    ----------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                  30,806           23,543           102,856           67,156
Selling, general and administrative                            10,166            7,507            30,499           19,540
R&D costs, net of tax credits and grants                        6,595            9,844            23,279           31,817
Depreciation and amortization                                   2,306            2,336             6,767            6,853
                                                    ----------------------------------------------------------------------
                                                               49,873           43,230           163,401          125,366
                                                    ----------------------------------------------------------------------
Operating income (loss)                                         5,545           (5,401)           16,306           (7,849)
Interest income                                                   218              497             1,000            1,660
Interest and financial expenses                                (2,289)          (1,399)           (6,021)          (3,487)
Foreign exchange gain (loss)                                   (1,008)              94              (364)          (1,264)
                                                    ----------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING ITEMS                        2,466           (6,209)           10,921          (10,940)
Current income taxes                                           (2,835)          (1,447)          (13,743)          (3,552)
Future income taxes                                               145             (647)            5,089           (1,701)
Loss on dilution                                                 (535)             (64)             (535)             (64)
Non-controlling interest                                       (1,237)            (969)           (4,948)          (2,636)
                                                    ----------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                        (1,996)          (9,336)           (3,216)         (18,893)
                                                    ----------------------------------------------------------------------
                                                    ----------------------------------------------------------------------

Basic and diluted net loss per share                            (0.04)           (0.20)            (0.07)           (0.43)
                                                    ----------------------------------------------------------------------
                                                    ----------------------------------------------------------------------

Weighted average number of shares
     Basic                                                 45,628,742       45,253,682        45,564,092       42,993,432
     Diluted                                               46,019,777       45,635,793        46,119,755       43,151,893
Issued and outstanding shares                                                                 45,630,409       40,698,027

                                                                                        SEPTEMBER 30,     DECEMBER 31,
                                                                                      ------------------------------------
                                                                                             2004             2003
CONSOLIDATED BALANCE SHEETS                                                                   $                $
-----------------------------------------------------                                 ------------------------------------
Cash and short-term investments                                                                62,998           64,367
Other current assets                                                                           86,937           70,278
                                                                                      ------------------------------------
                                                                                              149,935          134,645
Long-term assets                                                                              208,498          161,134
                                                                                      ------------------------------------
Total assets                                                                                  358,433          295,779
                                                                                      ------------------------------------
                                                                                      ------------------------------------

Current liabilities                                                                            78,999           61,442
Deferred revenues                                                                              26,010           10,563
Convertible term loans and long-term debt                                                      68,627           35,052
Other long-term liabilities                                                                    30,824           32,649
Non-controlling interest                                                                       31,688           29,952
                                                                                      ------------------------------------
                                                                                              236,148          169,658
Shareholders' equity                                                                          122,285          126,121
                                                                                      ------------------------------------
Total liabilities and shareholders' equity                                                    358,433          295,779
                                                                                      ------------------------------------
                                                                                      ------------------------------------


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            AETERNA ZENTARIS INC.

Date: November 4, 2004      By: /s/ Mario Paradis
                                -----------------------------------------------
                                Mario Paradis
                                Senior Finance Director and Corporate Secretary